82-34639

03007932

AGENIX

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

SEC# 82-5258

28 March 2003

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING RECEIVED APR 04 2003 WASH. D.C. 187 SECTION

PROCESSED APR 16 2003 THOMSON FINANCIAL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Tarun Raniga
Acting Chief Financial Officer & Company Secretary

4/14

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Agenix Limited

ACN, ARBN or ARSN

009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,749,375
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price $0.34 Expiry 25 July 2008

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. They rank equally only after exercise for fully paid ordinary shares and do not participate in any dividends.
5	Issue price or consideration	$nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Employee Option Plan approved at the Extraordinary General Meeting held 8 June 2001.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 March 03.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	154,182,440	Fully Paid Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	250,000 3,845,000 2,749,375	Options 40c 24/11/04 Options 33c 20/07/07 Options 34c 27/07/08

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not rank for dividends unless exercised

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 March 03
(~~Director~~/Company secretary)

Print name: Tarun J. Raniga

== == == == ==

ASX Announcement

World-First Human Trial to assist in Detection of 'Economy Class Syndrome'

Monday 17 March 2003

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] today announced that it had successfully completed the world's first injection into a patient of its blood clot imaging agent, ThromboView®.

The patient was injected with ThromboView® at 10 am, was subject to extensive tests and suffered no significant side effects.

The trial is being conducted at Q-Pharm Pty Ltd, a dedicated Phase I clinical trial facility, in conjunction with the Department of Nuclear Medicine at the Royal Brisbane Hospital.

ThromboView®, a diagnostic imaging agent being developed by Agenix, will help doctors to accurately diagnose and locate blood clots in humans. ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, will be picked up by an imaging camera.

The injection was the first in a trial that will involve 32 healthy volunteers aged between 18 and 70. The Phase 1a trial will ascertain the safety aspects of the clot imaging technology.

This trial is expected to run for four months. The next stage, Phase 1b, will be in patients with Deep Vein Thrombosis. This is expected to take an additional six months. Pending the results of both these studies, the company will undertake Phase 2 and Phase 3 efficacy studies. It is expected, at this stage, that the Phase 2 trial will begin in early 2004 and will be conducted globally.

Principal investigator in the trial, Dr David Macfarlane from the Department of Nuclear Medicine at Royal Brisbane Hospital, said the medical world desperately needed a product that will improve the diagnosis of blood clots."It is estimated that up to 10,000 people die of undetected blood clots each year in Australia, which indicates the level of the problem," he said. "There are approximately 33,000 cases of deep vein thrombosis (blood clots in the leg) each year in Australia and 4,200 cases of pulmonary embolism (clots in the lungs). Tragically, 50% of blood clots are detected once a person has died. Today's trial commencement is a major step in the development of an improved test to diagnose blood clots early and accurately. Following this trial, we will press on with further human trials to confirm efficacy. The aim is to have ThromboView® on the market by 2007."

US-based drug-development expert, Professor Paul Eisenberg, said: "Accurate and timely detection of blood clots remains a major issue for health authorities around the world and unfortunately all current clot detection methods have limitations."

Mr Don Home, Managing Director of Agenix Limited, said the technology could have huge potential worldwide. "We know there are about 60,000 deaths attributable to pulmonary embolism in the United States each year, which makes this a more common cause of death than breast cancer. Additionally, two million people will suffer deep vein thrombosis. Thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke. It is exciting that an Australian company is behind this ground-breaking technology. It is an exciting breakthrough for Agenix, and the result of much hard work. Agenix expects to fund further development of the technology via profits from ordinary operations and will review financial options at that time."

New York-based investment bank GTH Capital recently estimated that, upon successful commercialisation,

Agenix has a 20-year history in the development of diagnostic tools for blood clots, principally based on its proprietary D-Dimer blood clot detection technology.

Queensland Premier Peter Beattie said: "I congratulate Agenix Ltd for developing this agent to the point where it is now undergoing Phase I trials. I want to emphasise that this is a Queensland-based biotechnology company and that the agent it has developed is now being tested in Queensland. This is exactly the sort of outcome my Government has been encouraging with our Smart State strategies. When this drug comes on to the market it will create jobs and revenue for the state."

Co-investigators of the trial are Dr Jo Marjason and Professor Wayne Hooper from Q-Pharm Pty Ltd. Melbourne- based Kendle Australia Pty Ltd has organised the study.

For more information contact:
Don Home, MD Agenix Limited Ph: 0438 500 255

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Ltd, Brisbane, Australia.

www.agenix.com

Company Announcement

Agenix Wins $2 Million Commonwealth Government START Grant Following World First Human Trial for ThromboView®

18 March 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX] today announced that its 100% subsidiary AGEN Biomedical Limited had won a $1.98 million Commonwealth Government START grant.

The grant will be used to assist AGEN Biomedical fund ThromboView®, the company's high-technology blood clot diagnostic imaging project that was successfully trailed for the first time in a human yesterday in Brisbane.

The company believes that ThromboView® will help doctors accurately diagnose and locate blood clots.

ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clot. The resulting "hotspots", indicating the presence of the blood clot, will be picked up by an imaging camera.

The aim of the Government's START program, administered by the Industry Research and Development Board, is to support innovation. It is a merit-based program designed to assist Australian industry undertake Research and Development and commercialisation through grants and loans.

The objectives of the START program are to: increase corporate Research and Development projects with high commercial potential; foster greater commercialisation from these projects; and foster collaborative Research and Development and related activities through companies working together or with research institutions.

Agenix Managing Director, Don Home, said that winning the START grant was an important step for Agenix. "There are strict criteria that a company must achieve to win a START grant and we were always confident that we would be able to meet those criteria because of the world-class technology of the project," he said. "ThromboView® is entering a crucial phase of its development and the funding will greatly improve the chances of Australia benefiting the most from it. The grant vindicates the faith that we have always had in the technology."

The Industry Research and Development Board assesses applications for START grants against management capability, the commercial potential of the project, the technical strength of the project, the national benefit of the project, and whether or not the project would proceed without grant support.

For more information contact:
Mr Donald Home
Managing Director Agenix Limited
Ph: 61 7 3370 6314 or + 61 438 500 255

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs